Cipher Mining Inc.

222 Purchase Street, Suite #290

Rye, New York 10580

+1 (914) 370-8006

October 6, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Cipher Mining Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-259786)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement on Form S-1 to 4:05 P.M., Eastern Time, on October 8, 2021 or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

To provide notice of effectiveness please call J. David Stewart of Latham & Watkins LLP at (405) 933-4988, or in his absence, Daria S. Latysheva at (+44) 20-7866-2661.

Very truly yours,

Cipher Mining Inc.

By:	/s/ Tyler Page
Name:	Tyler Page
Title:	Chief Executive Officer

cc:	(via email)
J. David Stewart, Latham & Watkins LLP
Ryan Maierson, Latham & Watkins LLP